

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Building B09
Intelligence Park No. 26 Yongtaizhuang North Road
Haidian District, Beijing, China

> **Re: Autozi Internet Technology (Global) Ltd.**
> **Registration Statement on Form F-1**
> **Filed August 2, 2024**
> **File No. 333-281215**

Dear Houqi Zhang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yang Ge